SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934
22 May, 2006

Cambridge Antibody Technology Group PLC
(Translation of Registrant’s Name Into English)

Milstein Building, Granta Park, Cambridge, CB1 6GH, England
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-
Form 20-F  ☑     Form 40-F  ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 193
Yes  ☐     No  ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2 (b): 82-

EXHIBIT INDEX
This filing contains the following exhibits.

EXHIBIT	DESCRIPTION
99.1	Interim Results for the six months ended 31 March 2006.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: 22 May, 2006

Cambridge Antibody Technology Group PLC

By:	/s/ John Aston

Name:	John Aston
Title:	Chief Financial Officer

Ex. 99.1
FOR IMMEDIATE RELEASE
07.00 BST, 02.00 EST Monday 22 May 2006

For further information contact:
Cambridge Antibody Technology	Hogarth Partnership (Europe)
Tel: +44 (0) 1223 471 471	Tel: +44 (0) 20 7357 9477
Peter Chambré, Chief Executive Officer	Chris Matthews
John Aston, Chief Financial Officer	Melanie Toyne-Sewell
Rowena Gardner, Director of Corporate Communications	Andrew Jaques
BMC Communications/The Trout Group (USA)
Tel: 001 212 477 9007
Brad Miles, ext 17 (media)
Brandon Lewis, ext 15 (investors)
CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC ANNOUNCES INTERIM RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2006
Cambridge, UK—Cambridge Antibody Technology Group plc (LSE: CAT; NASDAQ: CATG) today announces financial results for the six months ended 31 March 2006 and a business update. This follows AstraZeneca UK Limited’s announcement on 15 May 2006 of its firm intention to make a recommended £702 million cash offer for CAT.

Product Development Pipeline
HUMIRA® (adalimumab) is a fully human anti-TNFa monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott and now approved for marketing as a treatment for rheumatoid arthritis (RA), early RA and psoriatic arthritis. In January 2006, Abbott announced full year 2005 sales of HUMIRA of US$1.4 billion, making it the first product originating from the UK biotechnology industry to achieve “blockbuster” status (sales of over US$1 billion). In April 2006, Abbott announced first quarter sales of HUMIRA of US$392 million and repeated its full year forecast of worldwide sales in 2006 of more than US$1.9 billion. CAT receives royalty payments based on HUMIRA sales at the rate of 2.688%.
In October 2005, Abbott submitted a regulatory application for HUMIRA as a potential treatment for ankylosing spondylitis (AS) and, in January 2006, stated that it anticipates approval in the second half of 2006. In April 2006, Abbott reported that European regulators had granted a positive opinion recommending approval and that the European Commission is expected to issue a decision granting the marketing authorisation for HUMIRA as a treatment for AS within 60 days.
In December 2005, Abbott submitted a new drug application for HUMIRA to treat RA in Japan. In April 2006, Abbott commented that it expects approval in the first half of 2007.
Abbott continues to develop HUMIRA as a potential treatment for a number of additional indications: Crohn’s disease, psoriasis, ulcerative colitis and juvenile RA. In April 2006, Abbott commented that it would be presenting the results from the Phase III clinical maintenance trial for HUMIRA in Crohn’s disease at Digestive Disease Week (20-25 May 2006), and that it expects to file a supplementary BLA submission (SBLA) during 2006. Abbott also commented that Phase III trials for psoriasis are progressing well and that it expects to submit in 2007 for this indication. In colitis, Abbott expects to commence Phase II/III clinical trials during 2006.

CAT Products
CAT-354 is a fully human anti-IL-13 monoclonal antibody being developed by CAT, initially as a treatment for severe asthma. Following the completion in 2005 of a Phase I clinical trial, CAT has received approval from the Medicines and Healthcare products Regulatory Agency (MHRA) to commence a repeat-dose safety study of CAT-354 in patients with mild/moderate asthma. The trial, which will take place in the UK, is now expected to start in the third quarter of calendar year 2006 and will study safety, tolerability and pharmacokinetics. The delay has been caused by amendments to the protocol, required as a result of evolving interpretation of the new Clinical Trial Directive. Following the announcement by AstraZeneca UK Limited of its firm intention to make a recommended offer for CAT, partnering discussions regarding CAT-354 have been suspended.
The development of CAT-3888 and CAT-8015, immunotoxins that are potential treatments for a number of B-cell malignancies, continues as planned. CAT-3888 is currently in a Phase II trial for the treatment of hairy cell leukaemia and two Phase I trials — one in patients with paediatric refractory CD22-positive leukaemias and lymphomas and one in patients with chronic lymphocytic leukaemia and non-Hodgkins lymphoma. Data are expected to be available from all three trials of CAT-3888 by the end of 2006.
GC-1008 is a pan-specific fully human anti-TGFb monoclonal antibody being developed by CAT and Genzyme. In the Phase I clinical trial of GC-1008 in idiopathic pulmonary fibrosis (IPF), patient recruitment is ongoing. The objectives of the trial are to evaluate the safety, tolerability and pharmacokinetics of single intravenous infusions of GC-1008 in patients with IPF. Preliminary results of this trial are expected to be available in 2007.
An IND has been granted for GC-1008 in oncology. The Phase I trial is expected to commence in patients with renal cell carcinoma or malignant melanoma at the end of the second quarter of calendar year 2006. The study, which will be a dose escalation study, will take place at four centres in the US. Data are expected to be available in 2008.

CAM-3001 is a fully human anti-GMCSF receptor antibody, being developed by CAT and Zenyth as a potential treatment for RA. It is currently in pre-clinical development and the companies expect to file a Clinical Trial Application (CTA) for a Phase I clinical trial in the first half of calendar year 2007.
The strategic alliance with AstraZeneca has continued its excellent progress.
Licensed Products
ABT-874 is a fully human anti-IL-12 monoclonal antibody, isolated and optimised by CAT in collaboration with Abbott and licensed to Abbott. Abbott continues to develop ABT-874 as a potential treatment for autoimmune diseases and, in January 2006, Abbott stated that it was “encouraged by the early data for the class of molecule in both psoriasis and Crohn’s disease.” Also in January 2006, Abbott stated that it “anticipates publishing data from a Phase II study in multiple sclerosis later in the year”.
LymphoStat-BTM (belimumab) is a fully human anti-BLyS monoclonal antibody, licensed by CAT to Human Genome Sciences, Inc (HGSI). HGSI is developing LymphoStat-B as a potential treatment for systemic lupus erythematosus (SLE), for which HGSI has a Fast Track designation from the US Food and Drug Administration (FDA), and RA. In January 2006, HGSI stated that, with its collaborator GlaxoSmithKline, it expects to initiate Phase III development of LymphoStat-B in SLE in 2006.
HGS-ETR1 (mapatumumab) is a fully human anti-TRAIL Receptor-1 monoclonal antibody licensed by CAT to HGSI. HGSI is developing HGS-ETR1 as a potential treatment for multiple cancer indications. In January 2006, HGSI reported that it plans to initiate Phase II development of HGS-ETR1 in combination with chemotherapy in hematopoietic cancers.

HGS-ETR2 is a fully human anti-TRAIL Receptor-2 monoclonal antibody licensed by CAT to HGSI. In January 2006, HGSI stated that the results of recently completed Phase I clinical trials warrant additional Phase II trials. It also stated that it plans to reach “go/no go decisions” in 2006 regarding Phase II development of HGS-ETR2 as a single agent and/or in combination with chemotherapy.
ABthraxTM is a fully human monoclonal antibody licensed by CAT to HGSI. ABthrax was isolated and developed by HGSI from antibody libraries licensed from CAT and HGSI is developing it as a potential treatment for anthrax disease. In January 2006, HGSI stated that it is working to achieve an order from the US Government to supply ABthrax for the US Strategic National Stockpile.
Financial Reporting
A review of the financial results for the six months ended 31 March 2006 is set out below. For financial periods commencing on or after 1 October 2005, CAT is producing its financial results in accordance with the recognition and measurement principles of International Financial Reporting Standards (IFRS) as endorsed by the European Union and, accordingly, has restated the comparative figures for the six months ended 31 March 2005, previously produced in accordance with UK GAAP. The comparative figures in brackets are the restated figures for the corresponding period in the prior financial year (see note 2 to the financial information). Results for the year ended 30 September 2005 have also been prepared in accordance with IFRS, and are included within this statement. These are as previously presented in the 2005 Annual Report, except for a subsequent amendment to revenue and direct costs (no impact on cash or operating loss) as detailed in note 3.

Financial Results
CAT made a profit after taxation for the six months ended 31 March 2006 of £4.6 million (2005: loss of £16.5 million). Net cash used by operations was £13.0 million in the six months ended 31 March 2006 (2005: net cash provided £9.6 million) including the one off outflow arising from the settlement with Abbott of £15.3 million (2005: nil). Net cash and liquid resources at 31 March 2006 amounted to £161.7 million (30 September 2005: £175.6 million).
Revenue in the period was £27.7 million (2005: £9.8 million) plus the US$255 million (£144.7 million) received from Abbott in October 2005 and paid out immediately to CAT’s licensors as part of the litigation settlement with Abbott in respect of HUMIRA (see note 3). The remaining royalty income consists of royalties received on sales of HUMIRA for the three months to 31 December 2005 (£6.9 million) and accrued royalties for the three months to 31 March 2006 (£6.0 million), plus the first two of five annual payments of US$9.375 million (£10.9 million), (the first received from Abbott in January 2006, the second due in January 2007, conditional only on there having been sales of HUMIRA in the 2006 calendar year, under the terms of the settlement agreement). Licence fees of £2.6 million (2005: £2.5 million) were recognised as revenue in the period having been released from deferred income brought forward at 30 September 2005. Clinical milestone payments of £0.3 million (2005: £0.5 million) were received during the quarter. Other revenues of £1.1 million (2005: £0.3 million) were received during the quarter, primarily consisting of a payment received from MorphoSys under the terms of the December 2002 Framework Agreement. In April 2006, Chugai extended its licence of CAT’s libraries for a further year; CAT received $1.0 million in licence fees in May 2006. No revenue was recognised in the period regarding this extension payment.
Direct costs comprise primarily the US$255 million payment referred to above and US$4 million (£2.3 million) for the payments made or due to CAT’s licensors out of the two amounts of US$9.375 million recognised as revenue in the period (see note 4).

Operating costs for the period amounted to £24.2 million (2005: £27.3 million). Research and development expenses were £17.6 million for the six months ended 31 March 2006 (2005: £17.3 million). External development costs for the six month period were £5.3 million (2005: £6.0 million).
General and administration expenses decreased to £6.5 million for the six months ended 31 March 2006 (2005: £10.0 million). Litigation expenses decreased from £3.1 million from the six months ended 31 March 2005 to £0.1 million in the six months ended 31 March 2006, with the settlement of the litigation with Abbott in October 2005. Included in general and administration expenses for the six months ended 31 March 2006 is a foreign exchange credit of £0.4 million arising from the retranslation of US dollar deposits held, a charge of £0.7 million arose in the comparative period.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2006
This financial information has been prepared in accordance with International Financial Reporting Standards (IFRS) as endorsed by the European Union. Preliminary results for the year ended 30 September 2005 were prepared and presented in accordance with IFRS in the 2005 Annual Report. Results for the six months ended 31 March 2005 have been restated for the first time in accordance with IFRS, having previously been presented under UK GAAP. See notes 1, 2 and 3 for further details.
CONSOLIDATED INCOME STATEMENT
(unaudited)

	Six	Three	Three	Six	Year
	months	months	months	months	Ended
	ended 31	ended 31	ended 31	ended 31	30
	March	March	December	March	September
	2006	2006	2005	2005	2005

	£'000	£'000	£'000	£'000	£'000
Revenue (note 7)	27,729	13,723	14,006	9,845	49,242
Royalty buy out, settlement with Abbott (note 3)	144,722	—	144,722	—	—

Total revenue	172,451	13,723	158,728	9,845	49,242

Direct costs	(2,529)	(1,367)	(1,162)	(2,035)	(10,503)
Royalty buy out, settlement with Abbott (note 3)	(144,722)	—	(144,722)	—	—

Total direct costs	(147,251)	(1,367)	(145,884)	(2,035)	(10,503)

Gross profit	25,200	12,356	12,844	7,810	38,739

Research and development expenses	(17,631)	(8,695)	(8,936)	(17,349)	(37,017)
General and administration expenses	(6,527)	(3,830)	(2,697)	(10,000)	(12,375)

Operating profit/(loss)	1,042	(169)	1,211	(19,539)	(10,653)

Profit on sale of available for sale investments	—	—	—	—	1,461
Investment income	3,563	1,687	1,876	3,034	7,507
Finance costs	(10)	(3)	(7)	(27)	(233)

Profit/(loss) before tax	4,595	1,515	3,080	(16,532)	(1,918)
Taxation	—	—	—	—	(1,047)

Profit/(loss) for the period attributable to equity holders of the parent	4,595	1,515	3,080	(16,532)	(2,965)

Profit/(loss) per share — basic (pence) (note 6)	8.7p	2.9p	5.9p	(35.1)p	(6.0)p
Profit per share — diluted (pence) (note 6)	8.6p	2.8p	5.8p	n/a	n/a
The profit/losses for all periods arise from continuing operations.

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2006
CONSOLIDATED BALANCE SHEET
(unaudited)

	As at 31	As at 31	As at 30
	March	March	September
	2006	2005	2005

	£'000	£'000	£'000
Fixed assets
Intangible assets	10,340	5,307	2,581
Property, plant and equipment	12,403	12,166	11,706
Available for sale investments	12,322	11,301	9,729

	35,065	28,774	24,016

Current assets
Trade and other receivables	18,708	7,715	14,566
Short term investments	78,952	98,953	100,037
Cash and cash equivalents	83,259	79,811	76,378

	180,919	186,479	190,981

Total assets	215,984	215,253	214,997

Liabilities
Current liabilities
Obligations under finance leases	(246)	(390)	(405)
Overdraft	(551)	(579)	(803)
Trade and other payables	(7,080)	(34,749)	(22,335)
Current taxation	(1,047)	—	(1,047)
Deferred income	(5,385)	(5,451)	(4,977)

	(14,309)	(41,169)	(29,567)

Non-current liabilities
Obligations under finance leases	—	(246)	(40)
Deferred income	(17,754)	(19,956)	(18,575)
Deferred taxation	(2,956)	(2,457)	(2,178)

	(20,710)	(22,659)	(20,793)

Total liabilities	(35,019)	(63,828)	(50,360)

Net assets	180,965	151,425	164,637

Equity
Called-up share capital	5,310	5,161	5,164
Share premium account	310,883	301,716	301,804
Other reserves	24,250	22,188	21,742
Retained losses	(159,478)	(177,640)	(164,073)

Total equity shareholders’ funds	180,965	151,425	164,637

CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
RESULTS FOR THE SIX MONTHS ENDED 31 MARCH 2006
STATEMENT OF CHANGES IN EQUITY
(unaudited)

	Share	Share	Other	Profit and
	capital	premium	reserves	loss reserve

	£'000	£'000	£'000	£'000
Balance at 1 October 2005	5,164	301,804	21,742	(164,073)
New shares issued	146	9,079	—	—
Available for sale investments (unrealised gain)	—	—	1,814	—
Share option charge	—	—	1,029	—
Foreign exchange	—	—	(335)	—
Retained profit for the period	—	—	—	4,595

Balance at 31 March 2006	5,310	310,883	24,250	(159,478)

CONSOLIDATED CASH FLOW STATEMENT
(unaudited)

	Six months	Six months	Year
	ended 31	ended 31	ended 30
	March	March	September
	2006	2005	2005

	£'000	£'000	£'000
Net cash (used)/provided by operating activities	(13,003)	9,617	6,062
Net cash from/(used in) investing activities	11,101	(31,869)	(31,892)

	(1,902)	(22,252)	(25,830)
Net cash from financing activities	9,026	75,753	75,653

Increase in cash and cash equivalents (net of overdraft)	7,124	53,501	49,823

Cash and cash equivalents at beginning of year (net of overdraft)	75,575	25,737	25,737
Effect of foreign exchange rate changes	6	(21)	10
Effects of fair value movements	3	15	5

Cash and cash equivalents at end of period (net of overdraft)	82,708	79,232	75,575

Notes to the financial information
1. Accounting policies
For financial periods commencing on or after 1 October 2005, CAT is producing its financial results in accordance with IFRS as endorsed by the European Union and, accordingly, has restated the comparative figures for the six months ended 31 March 2005, previously produced in accordance with UK GAAP. Preliminary results were prepared in accordance with IFRS for the year ended 30 September 2005 and presented in the 2005 Annual Report. Except for the subsequent adjustment, detailed in note 3 below, the results for the 2005 financial year have been presented in this financial statement on the same basis. See note 2 below for further details of the impact of the restatement of the comparative figures.
This financial information has been prepared in accordance with the IFRS policies expected to be in place in 2006 as set out in the Annual Report for the year ended 30 September 2005. During the year ending 30 September 2006, CAT adopted IAS 32 (International Accounting Standard) and IAS 39 and there were no material adjustments as a result of that adoption. The Annual Report for the year ended 30 September 2005 sets out the UK GAAP accounting policies together with the relevant IFRS differences.
2. Restatement of the comparative figures
Preliminary results prepared in accordance with IFRS for the year ended 30 September 2005 were presented in the 2005 Annual Report with details of the key reconciling items. The results contained in this statement for the year ended 30 September 2005 are the same as those previously presented except for the adjustment detailed below in note 3.
The net effect of presenting the comparative figures for the six months ended 31 March 2005 under IFRS rather than previously reported UK GAAP is to increase the loss after tax reported from £16.3 million to £16.5 million principally due to the IFRS 2 share option charge for the period (£0.8 million) partially offset by a foreign exchange credit regarding the translation of overseas operations (£0.5 million). Net assets increased from £145.6 million to £151.4 million principally due to the recognition of an unrealised holding gain arising from recording available for sale investments at fair value as opposed to cost, as previously recorded under UK GAAP. The net effect of the restatement on the cashflow is nil, all changes are reclassifications for disclosure purposes.
Further details of the revised accounting policies adopted in accordance with IFRS and of the key reconciling items for the year ended 30 September 2005 are contained within the 2005 Annual Report.
3. Results for year ended 30 September 2005
The results for the six months ended 31 March 2006 have been prepared under IFRS as endorsed by the European Union. These results include as revenue and as a direct cost the US$255m received from Abbott in October 2005 and paid out immediately to CAT’s licensors as a part of the litigation settlement with Abbott in respect of HUMIRA. Previously this receipt and subsequent payment were accounted for in the same manner as the remainder of the litigation settlement with Abbott, as an adjusting post balance sheet event, and therefore included in revenue and direct costs in both the 2005 UK GAAP financial statements and the preliminary IFRS reconciliations. The 2005 Annual Report was finalised on 28 November 2005 and reported on by CAT’s auditors, Deloitte & Touche LLP (Deloitte). The 2005 Annual Report also contains the preliminary reconciliations to IFRS, which were also reported on by Deloitte.
Since that time, there has been continuing debate within the accounting profession as to the interpretation of IFRS and in particular its relationship with US GAAP and, to a lesser extent, UK GAAP. As a consequence of this debate and after reporting on the preliminary IFRS reconciliation contained in the 2005 Annual Report, Deloitte have subsequently altered their view on the interpretation and application of IFRS to the payments of US$255 million received and made by CAT in October 2005 as a part of the litigation settlement with Abbott. Deloitte’s revised interpretation and application of IFRS to these payments, contrary to the treatment endorsed in the preliminary IFRS reconciliation contained in the 2005 Annual Report, is that they should be treated as a non-adjusting post balance sheet event.
Under this revised interpretation and application of IFRS the payments received from Abbott and made by CAT to its licensors should not be included as 2005 revenues and direct costs but should be treated as revenue and direct costs in the 2006 financial year. Accordingly, these amounts will be included and treated as revenue and as a direct cost in CAT’s 2006 financial statements prepared under IFRS.
It should be emphasised that this is a technical accounting adjustment, reflecting one element of the Abbott settlement as a non-adjusting rather than an adjusting post balance sheet event, and there are no implications for cash flow or operating loss.
4. Settlement with Abbott
In November 2003, CAT announced that it had commenced legal proceedings against Abbott in the High Court in London regarding the royalty rate payable on sales of HUMIRA under a licence agreement between the parties. In October 2005, CAT announced it had reached an agreement with Abbott regarding royalties payable to CAT under this licence agreement:
•	Abbott would pay CAT royalties at 2.688% on sales of HUMIRA from 1 January 2005. CAT would retain all of these royalties.

•	CAT would retain all royalties received from Abbott in respect of sales of HUMIRA up to 31 December 2004, net of approximately £7.6 million which was paid to its licensors, Medical Research Council, Scripps Institute and Stratagene.

•	Abbott paid CAT the sum of US$255 million, which CAT paid to its licensors in lieu of their entitlement to royalties arising on sales of HUMIRA from 1 January 2005 onwards. This was both received from Abbott and paid to CAT’s licensors in October 2005.

•	CAT refunded to Abbott approximately £9.2 million for royalties paid in respect of sales of HUMIRA from 1 January 2005 through to 30 June 2005.

•	Abbott would pay CAT five annual payments of US$9.375 million commencing January 2006, contingent on the continued sale of HUMIRA. From each of these payments, CAT would pay US$2 million to its licensors.

5. Convenience translation
The consolidated financial statements are presented in Sterling. The following table provides a US Dollar convenience translation of certain elements of the consolidated financial statements as of and for the period ended 31 March 2006. The Dollar amounts are presented solely for the convenience of the reader and have been calculated using an exchange rate of £1:US$1.73978, the closing rate as of 31 March 2006. No representation is made that the amounts could have been or could be converted into US Dollars at this or any other rates.

	Six months	Six months
	ended 31	ended 31
	March	March
	2006	2006

	Convenience
	translation
	$'000	£'000
Revenue (excluding Royalty buy out)	48,242	27,729
Gross profit	43,842	25,200
Research and development expenses	(30,674)	(17,631)
General and administration expenses	(11,356)	(6,527)

Operating profit	1,812	1,042
Profit after tax	7,994	4,595

Fixed assets	61,005	35,065
Current assets	314,759	180,919

Total assets	375,764	215,984
Current liabilities	(24,895)	(14,309)
Non-current liabilities	(36,030)	(20,710)

Total liabilities	(60,925)	(35,019)

Net assets	314,839	180,965

Net cash used by operating activities	(22,622)	(13,003)
Net cash from investing activities	19,313	11,101
	(3,309)	(1,902)
Net cash from financing activities	15,703	9,026

Increase in cash and cash equivalents (net of overdraft)	12,394	7,124

Cash and cash equivalents at beginning of year (net of overdraft)	131,484	75,575

Effect of foreign exchange rate changes	10	6
Effect of fair value movements	5	3

Cash and cash equivalents at end of period (net of overdraft)	143,893	82,708

6. Profit/(loss) per share
Basic net profit/loss per share is calculated by dividing net profit/loss for the period by the weighted average number of ordinary shares outstanding during the period. The computation of diluted net profit/loss per share reflects the potential dilution that could occur if dilutive securities and other contracts to issue ordinary shares were exercised or converted into ordinary shares or resulted in the issue of ordinary shares that then shared in the net profit/loss of the Group.
The loss per ordinary share and diluted loss per share are equal because share options are only included in the calculation of diluted earnings per share if their issue would decrease the net profit per share or increase the net loss per share.
The calculation is based on information in the table shown below.

	Six months	Six months	Year
	ended 31	ended 31	ended 30
	March	March	September
	2006	2005	2005
Profit/(loss) for the period attributable to equity holders of the parent (£’000)	4,595	(16,532)	(2,965)
Weighted average number of shares	52,732,901	47,128,201	49,381,476
Weighted average number of dilutive options	626,586	n/a	n/a
The Company had ordinary shares in issue of 53,100,128 and a total of 2,296,218 ordinary shares under option as of 31 March 2006.
7. Revenue

	Six months	Six months	Six months	Year
	ended 31	ended 31	ended 31	ended 30
	March	March	March	September
	2006	2006	2005	2005

	Convenience
	translation
	US$'000	£'000	£'000	£'000
Royalties (excluding buy out)	41,362	23,774	5,166	40,521
Licence fees	4,522	2,599	2,505	5,168
Technical milestones	—	—	1,099	1,099
Clinical milestones	492	283	518	1,118
Contract research fees	33	19	223	356
Other	1,834	1,054	334	980

	48,243	27,729	9,845	49,242

Royalty buy out	251,783	144,722	—	—

Total	300,026	172,451	9,845	49,242

8. Reconciliation of profit/(loss) from operations to net cash from operating activities

	Six months	Six months	Six months	Year
	ended 31	ended 31	ended 31	ended 30
	March	March	March	September
	2006	2006	2005	2005

	Convenience
	translation
	US$'000	£'000	£'000	£'000
Operating profit/(loss)	1,813	1,042	(19,539)	(10,653)
Depreciation charge	2,300	1,322	1,347	2,693
Amortisation of intangible fixed assets	325	187	525	3,251
Profit/(loss) on disposal of fixed assets	21	12	—	(2)
Fair value movements on cash and cash equivalents and short term investments	150	86	5	(75)
Foreign exchange movements	(54)	(31)	(535)	24
Share-based payments	1,790	1,029	847	1,742

Operating cashflow before movements in working capital	6,345	3,647	(17,350)	(3,020)

Increase in debtors	(8,017)	(4,608)	(2,720)	(8,871)
Decrease in deferred income	(718)	(413)	(403)	(2,258)
(Decrease)/increase in creditors (excluding deferred income)	(26,898)	(15,460)	27,620	13,988

Cash used in operations	(29,288)	(16,834)	7,147	(161)

Interest paid	(344)	(198)	(29)	(49)
Interest received	7,010	4,029	2,499	6,272

Net cash (used in)/provided by operating activities	(22,622)	(13,003)	9,617	6,062

9. Analysis of cash flows

	Six months	Six months	Six months	Year
	ended 31	ended 31	ended 31	ended 30
	March	March	March	September
	2006	2006	2005	2005

	Convenience
	translation
	US$'000	£'000	£'000	£'000
Net investment in short term investments	36,528	20,996	(31,006)	(32,000)
Purchases of property, plant and equipment	(3,445)	(1,980)	(863)	(1,998)
Purchases of intangible assets	(13,824)	(7,946)	—	—
Proceeds on disposal of property, plant and equipment	54	31	—	2
Proceeds from the sale of fixed asset investments	—	—	—	2,104

Net cash from/(used in) investing activities	19,313	11,101	(31,869)	(31,892)

Issue of ordinary share capital	16,049	9,225	75,937	76,028
Capital elements of finance lease rental payments	(346)	(199)	(184)	(375)

Net cash from financing activities	15,703	9,026	75,753	75,653

10. Analysis and reconciliation of net funds

	1 October		Fair value	Exchange	31 March
	2005	Cash flow	movements	movement	2006

	£'000	£'000	£'000	£'000	£'000
Cash and cash equivalents	76,378	6,872	3	6	83,259
Overdrafts	(803)	252	—	—	(551)

	75,575	7,124	3	6	82,708
Short term investments	100,037	(20,996)	(89)	—	78,952

Net cash and liquid resources	175,612	(13,872)	(86)	6	161,660
Finance leases	(445)	199	—	—	(246)

Net funds	175,167	(13,673)	(86)	6	161,414

11. Financial Statements
The preceding information, comprising the Consolidated Income Statement, Consolidated Balance Sheet, Consolidated Cash Flow Statement and associated notes, does not constitute the Company’s statutory financial statements for the year ended 30 September 2005 within the meaning of section 240 of the Companies Act 1985. Results for the periods ending 31 March 2006 and 31 March 2005 have not been audited. The results for the year ended 30 September 2005 as set out above have been prepared in accordance with IFRS. They are based on the statutory financial statements for the year ended 30 September 2005 prepared under UK GAAP amended by adjustments arising from the implementation of IFRS. The statutory financial statements, upon which the auditors reported without qualification, have been filed with the Registrar of Companies.
The Annual Report, containing financial statements, for the year ended 30 September 2005 is available from CAT’s registered office:
Cambridge Antibody Technology Group plc
Milstein Building
Granta Park
Cambridge
CB1 6GH, UK
Tel: +44 (0) 1223 471471

INDEPENDENT REVIEW REPORT TO CAMBRIDGE ANTIBODY TECHNOLOGY GROUP PLC
Introduction
We have been instructed by the company to review the financial information for the six months ended 31 March 2006 which comprises the income statement, the balance sheet, the statement of changes in equity, the cash flow statement and related notes 1 to 11. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.
This report is made solely to the company in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the company those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the company, for our review work, for this report, or for the conclusions we have formed.
Directors’ responsibilities
The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.
International Financial Reporting Standards
As disclosed in note 1, the next annual financial statements of the group will be prepared in accordance with International Financial Reporting Standards as adopted for use in the EU. Accordingly, the interim report has been prepared in accordance with the recognition and measurement criteria of IFRS and the disclosure requirements of the Listing Rules.
Review work performed
We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with International Standards on Auditing (UK and Ireland) and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion
On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 31 March 2006.
Deloitte & Touche LLP
Chartered Accountants
Cambridge
22 May 2006
Application of the Safe Harbor of the Private Securities Litigation Reform Act of 1995: This press release contains statements about Cambridge Antibody Technology Group plc (“CAT”) that are forward looking statements. All statements other than statements of historical facts included in this press release may be forward looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. These forward looking statements are based on numerous assumptions regarding the company’s present and future business strategies and the environment in which the company will operate in the future. Certain factors that could cause the company’s actual results, performance or achievements to differ materially from those in the forward looking statements include: market conditions, CAT’s ability to enter into and maintain collaborative arrangements, success of product candidates in clinical trials, regulatory developments and competition. We caution investors not to place undue reliance on the forward looking statements contained in this press release. These statements speak only as of the date of this press release, and we undertake no obligation to update or revise the statements.